PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 3033	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

5,420,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Bear Notes Linked to Crude Oil

due July 1, 2009

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for, but not limited to, investors (i) who anticipate that the price of the then front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange (the “Crude Oil Contract”) will decrease from the starting value of the Crude Oil Contract, determined on the date the Notes are priced for initial sale to the public, to the ending value of the Crude Oil Contract, determined five business days prior to the maturity of the Notes, or (ii) who, for risk diversification purposes, want to invest in such a security. Investors must be willing to forego interest payments on the Notes and accept a return that may be less, and potentially significantly less, than the $10 original public offering price per unit and will not exceed the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: 59023V514

•	The settlement date for the Notes will be June 26, 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date will be based upon the direction of and percentage change in the price of the Crude Oil Contract from the starting value, determined on the date the Notes are priced for initial sale to the public, to the ending value, determined on the valuation date. If the ending value of the Crude Oil Contract:

•

has decreased from the starting value, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by one and one half times the percentage decrease of the Crude Oil Contract, up to a maximum total payment of $12.5050 per unit, as described in this pricing supplement.

•	is unchanged or has increased by 10% or less from the starting value, you will receive $10.00 per unit.

•

has increased by more than 10% from the starting value, your original investment will be reduced based upon the percentage increase of the Crude Oil Contract in excess of 10% from the starting value (but will not be less than zero).

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price (1)	$10.000	$54,200,000
Underwriting discount (1)	$0.175	$948,500
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.825	$53,251,500

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.125 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is June 19, 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE FUTURES MARKET	PS-16
THE CRUDE OIL CONTRACT	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-19
ERISA CONSIDERATIONS	PS-22
USE OF PROCEEDS AND HEDGING	PS-23
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23
EXPERTS	PS-23
INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Leveraged Bear Notes linked to Crude Oil due July 1, 2009 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the then front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange (the “Crude Oil Contract”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July 1, 2009. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss, and possibly a significant loss, of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What is the Crude Oil Contract?

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils and serves diverse needs of the physical market. A “front-month” contract is the contract next scheduled for delivery. For example, as of June 19, 2008, the front-month light, sweet crude oil futures contract is a contract for delivery of light, sweet crude oil in July 2008.

An investment in the Notes does not entitle you to ownership interest in light, sweet crude oil or the Crude Oil Contract.

How have front-month light, sweet crude oil futures contracts performed historically?

We have included a table and a graph showing the historical month-end settlement prices of the Crude Oil Contract from January 2003 through May 2008, in the section entitled “Crude Oil Contract—Historical Data” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Crude Oil Contract in various economic environments; however, past performance of the Crude Oil Contract is not necessarily indicative of how the Crude Oil Contract will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the price of the Crude Oil Contract and will equal:

(i)	If the Ending Value is less than the Starting Value:

$10 +	[	$15 ×	(	Starting Value – Ending Value	)	];
Starting Value

provided, however, the Redemption Amount will not exceed $12.5050 per unit (the “Capped Value”).

(ii)	If the Ending Value is equal to or greater than the Starting Value but less than or equal to the Threshold Value, you will receive your $10 original public offering price per unit.

(iii)	If the Ending Value is greater than the Threshold Value you will receive:

$10 –	[	$10 ×	(	Ending Value – Threshold Value	)	];
Starting Value

but the Redemption Amount will not be less than zero.

The “Starting Value” equals $131.93, the price of the Crude Oil Contract scheduled for delivery in July 2008, the Crude Oil Contract next scheduled for delivery at the close of the market on June 19, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”) as reported in the Wall Street Journal (the “WSJ”).

The “Threshold Value” equals $145.1230 (110% of the Starting Value).

The “Ending Value” will equal the settlement price of the Crude Oil Contract scheduled for delivery in August 2009, the Crude Oil Contract next scheduled for delivery at the close of the market on the Valuation Date, as reported in the WSJ.

The “Valuation Date” will be June 24, 2009, the fifth scheduled Business Day prior to the maturity date. If a Market Disruption Event (as defined herein) occurs or is continuing on June 24, 2009 or June 24, 2009 is not a Business Day, the Valuation Date will be the next scheduled Business Day. If a Market Disruption Event occurs or is continuing on such day, the Calculation Agent (as defined herein) will determine the Ending Value in good faith and using its reasonable judgment.

A “Business Day” means any day on which the New York Mercantile Exchange (“NYMEX”) is open for trading and the price of the Crude Oil Contract is calculated and published.

The opportunity to participate in the possible decrease in the price of the Crude Oil Contract from the Starting Value to the Ending Value through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent a return of 25.05% over the $10 original public offering price per unit of the Notes. However, in the event that the Ending Value is greater than the Starting Value, the amount you receive on the maturity date will be reduced proportionately by the amount of the percentage increase of the Crude Oil Contract above the Threshold Value. As a result, you may receive less, and potentially significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less, and potentially significantly less, than the $10 original public offering price per unit, in exchange for the ability to participate in a decrease, if any, in the settlement price of the Crude Oil Contract from the Starting Value to the Ending Value.

Examples:

Set forth below are four examples of Redemption Amount calculations, reflecting the Starting Value of $131.93, the Threshold Value of $145.1230 and the Capped Value of $12.5050.

Example 1—The hypothetical Ending Value is 70% of the Starting Value:

Starting Value: 131.93

Hypothetical Ending Value: 92.35

$10 +	($15 ×	(131.93 – 92.35))	= $14.50
131.93

Redemption Amount (per unit) = $12.5050	(Redemption Amount cannot be greater than the Capped Value)

Example 2—The hypothetical Ending Value is 97% of the Starting Value:

Starting Value: 131.93

Hypothetical Ending Value: 127.97

$10 +	($15 ×	(131.93 – 127.97))	= $10.45
131.93

Redemption Amount (per unit) = $10.45

Example 3—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 131.93

Hypothetical Ending Value: 138.53

Threshold Value: 145.1230

Redemption Amount (per unit) = $10.00

Example 4—The hypothetical Ending Value is 130% of the Starting Value:

Starting Value: 131.93

Hypothetical Ending Value: 171.51

Threshold Value: 145.1230

$10 –	($10 ×	(171.51 – 145.1230))	= $8.00
131.93

Redemption Amount (per unit) = $8.00	(Redemption Amount cannot be less than zero)

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the price of the Crude Oil Contract. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the then current price of the Crude Oil Contract. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes and other costs associated with the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the price of the Crude Oil Contract from the Starting Value to the Ending Value. Because the price of the Crude Oil Contract is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes.

If the Ending Value is greater than the Threshold Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes even if the price of the Crude Oil Contract is less than the Threshold Value at certain other points during the term of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Crude Oil Contract

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Crude Oil Contract, light, sweet crude oil or commodity markets, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Crude Oil Contract or light, sweet crude oil may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Crude Oil Contract, light, sweet crude oil and commodity markets from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Any positive return is limited by the Capped Value

If the Ending Value of the Crude Oil Contract is greater than the Threshold Value, your investment will result in a loss, and possibly a significant loss. If the price of the Crude Oil Contract decreases from the Starting Value to the Ending Value, you will receive a return on your investment at maturity. However, the opportunity to participate in the possible decreases in the price of the Crude Oil Contract through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent a return of 25.05% over the $10 original public offering price per unit of the Notes. Even if the Ending Value is less than the Starting Value by more than the Capped Value, you will not receive more than the Capped Value at maturity.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the price of the Crude Oil Contract and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Ownership of the Notes does not entitle you to any rights with respect to the Crude Oil Contract

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the Crude Oil Contract. The Notes are not regulated as exchange-traded futures contracts.

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell Crude Oil Contracts on the NYMEX for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts and the Notes themselves are not Crude Oil Contracts.

Trading in light, sweet crude oil can be volatile based on a number of factors that we cannot control

Trading in commodities is speculative and can be extremely volatile. Market prices of the commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the price of the Crude Oil Contract and the value of the Notes in varying ways, and different factors may cause the value of light, sweet crude oil, and the volatilities of its price, to move in inconsistent directions at inconsistent rates.

Furthermore, a significant proportion of world crude oil production capacity is controlled by a small number of producers, and such producers have in the past implemented curtailments on, or have acted in concert to increase output, thus affecting the price of crude oil. Political developments and the outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and therefore the price of the Crude Oil Contract. The introduction of substitute products for oil could also have an effect on the price of the Crude Oil Contract and therefore the value of the Notes.

Suspension or disruptions of market trading in the commodity and related futures markets, or in light, sweet crude oil, may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges, such as NYMEX, have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the price of a particular contract reaches its limit price up, no trade may be made at a price higher than such limit price up. Likewise, once the price of a particular contract reaches its limit price down, no trade may be made at a price lower than such limit price down. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the price of or trading in the Crude Oil Contract, or the manner in which it is calculated, and therefore, the value of the Notes.

Notes will not be regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes will not be interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes will not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Exchange policies are subject to change

The policies of NYMEX concerning the manner in which the price of light, sweet crude oil is calculated may affect the price of the Crude Oil Contract. NYMEX is not an affiliate of ML&Co. and ML&Co. has no ability to control or predict the actions of NYMEX. NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. NYMEX may discontinue or suspend calculation or dissemination of information relating to the Crude Oil Contract. Any such actions could affect the price of the Crude Oil Contract, and therefore, the value of the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the price of the Crude Oil Contract. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The price of the Crude Oil Contract is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the price of the Crude Oil Contract is below or is not below the Starting Value. However, even if you choose to sell your Notes when the price of the Crude Oil Contract is below the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the price of the Crude Oil Contract will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of light, sweet crude oil and the Crude Oil Contract are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of light, sweet crude oil and the Crude Oil Contract increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tends to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tends to increase. In addition, increases in United States interest rates may decrease the price of the Crude Oil Contract, which would generally tend to increase the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the price of the Crude Oil Contract, which would generally tend to decrease the trading value of the Notes.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on factors such as the level of interest rates and the price of the

Crude Oil Contract. This difference will reflect a “time premium” due to expectations concerning the price of the Crude Oil Contract during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, in the price of the Crude Oil Contract from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the price of the Crude Oil Contract will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

Merrill Lynch Commodities Inc., an affiliate of ML&Co., and its affiliates actively trade the Crude Oil Contract, light, sweet crude oil and various commodities derived from light, sweet crude oil on a spot and forward basis and other contracts and products in or related to light, sweet crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities). ML&Co., Merrill Lynch Commodities Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the prices of light, sweet crude oil or futures contracts on light, sweet crude oil and derivative commodities. These trading and underwriting activities by ML&Co., Merrill Lynch Commodities Inc. and affiliated and unaffiliated third parties could adversely affect the price of the Crude Oil Contract, which could in turn affect the return on and the value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the price of the Crude Oil Contract can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of the unavailability of the Crude Oil Contract. See the section entitled “Description of the Notes—Payment on the Maturity Date” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C”, which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on July 1, 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59023V514.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is less than the Starting Value:

$10 ×	($15 ×	(	Starting Value – Ending Value	));
Starting Value

provided, however, the Redemption Amount per unit will not exceed the Capped Value of $12.5050.

(ii)	If the Ending Value is equal to or greater than the Starting Value but less than or equal to the Threshold Value, you will receive your $10 original public offering price per unit.

(iii)	If the Ending Value is greater than the Threshold Value you will receive:

$10 –	($10 ×	(	Ending Value – Threshold Value	));
Starting Value

but the Redemption Amount per unit will not be less than zero.

The “Starting Value” equals $131.93, the price of the Crude Oil Contract scheduled for delivery in July 2008, the Crude Oil Contract next scheduled for delivery at the close of the market on the Pricing Date, as reported in the WSJ.

The “Threshold Value” equals $145.1230 (110% of the Starting Value).

The “Ending Value” will equal the settlement price of the Crude Oil Contract scheduled for delivery in August 2009, the Crude Oil Contract next scheduled for delivery at the close of the market on the Valuation Date, as reported in the WSJ (absent manifest error), as determined by the Calculation Agent (as defined herein).

The “Valuation Date” will be June 24, 2009, the fifth scheduled Business Day prior to the maturity date. If a Market Disruption Event (as defined below) occurs or is continuing on June 24, 2009 or June 24, 2009 is not a Business Day, the Valuation Date will be the next scheduled Business Day. If a Market Disruption Event occurs or is continuing on such next scheduled Business Day, the Calculation Agent will determine the Ending Value in good faith and using its reasonable judgment.

A “Business Day” means any day on which the New York Mercantile Exchange (“NYMEX”) is open for trading and the price of the Crude Oil Contract is calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract;

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Contract, which are traded on any major U.S. exchange; or

(C)	the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Contract.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of NYMEX;

(2)	a suspension in trading on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3)	a suspension of or material limitation on trading on NYMEX will not include any time when that exchange is closed for trading under ordinary circumstances.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” above.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of $131.93 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Crude Oil Contract, as more fully described below.

The table below reflects the Capped Value of $12.5050 (rounded to two decimal places for purposes of these examples only).

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Crude Oil Contract (1)(2)
79.16	–40.00%	$12.51	25.05%	23.31%	–44.54%
92.35	–30.00%	$12.51	25.05%	23.31%	–32.26%
105.54	–20.00%	$12.51 (4)	25.05%	23.31%	–20.84%
118.74	–10.00%	$11.50	15.00%	14.27%	–10.13%
124.01	–6.00%	$10.90	9.00%	8.68%	–6.01%
125.99	–4.50%	$10.68	6.75%	6.55%	–4.49%
127.97	–3.00%	$10.45	4.50%	4.39%	–2.98%
129.95	–1.50%	$10.23	2.25%	2.21%	–1.49%
131.93 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
138.53	5.00%	$10.00	0.00%	0.00%	4.87%
145.12 (5)	10.00%	$10.00	0.00%	0.00%	9.62%
158.32	20.00%	$9.00	–10.00%	–10.13%	18.82%
171.51	30.00%	$8.00	–20.00%	–20.84%	27.63%
184.70	40.00%	$7.00	–30.00%	–32.26%	36.10%
197.90	50.00%	$6.00	–40.00%	–44.54%	44.27%
211.09	60.00%	$5.00	–50.00%	–57.91%	52.17%
224.28	70.00%	$4.00	–60.00%	–72.71%	59.82%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 26, 2008 to July 1, 2009, the term of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Crude Oil Contract that equals the percentage change in the Crude Oil Contract from the Starting Value to the relevant hypothetical Ending Value; and
(b)	no transaction fees or expenses.
(3)	This is the Starting Value.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.
(5)	This is the Threshold Value, rounded to two decimal places for purposes of these examples only. Investors will receive $10 per unit if the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value.

The above figures are for purposes of illustration only. The actual amount you will receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE FUTURES MARKET

An exchange-traded futures contract such as the Crude Oil Contract provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder, either long or short, may elect to close out its position by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, Noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

THE CRUDE OIL CONTRACT

Payment at maturity will be determined by reference to the Crude Oil Contract traded on NYMEX. We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. We make no representation or warranty as to the accuracy or completeness or such information.

The contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market.

A “front-month” contract is the contract next scheduled for delivery. For example, as of June 19, 2008, the front-month light, sweet crude oil futures contract is the July 2008 futures contract, which is a contract for delivery of light, sweet crude oil in July 2008.

The following summarizes selected specifications relating to light, sweet crude oil futures contracts as traded on the NYMEX:

Trading Months: Crude oil futures are listed nine years forward using the following listing schedule: consecutive months are listed for the current year and the next five years; in addition, the June and December contract months are listed beyond the sixth year. Additional months will be added on an annual basis after the December contract expires, so that an additional June and December contract would be added nine years forward, and the consecutive months in the sixth calendar year will be filled in. Additionally, trading can be executed at an average differential to the previous day's settlement prices for periods of two to 30 consecutive months in a single transaction. These calendar strips are executed during open outcry trading hours

Trading Unit: 1,000 U.S. barrels (42,000 gallons).

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the June 2008 futures contract, which is a contract for delivery of light, sweet crude oil in June 2008, ended on May 20, 2008.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37° API gravity nor more than 42° API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34° API nor more than 42° API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Data on the Index

The following table sets forth the settlement price of the Crude Oil Contract at the end of each month in the period from January 2003 through May 2008. This historical data on the Crude Oil Contract is not necessarily indicative of the future performance of the Crude Oil Contract or what the value of the Notes may be. Any historical upward or downward trend in the price of the Crude Oil Contract during any period set forth below is not an indication that the price of the Crude Oil Contract is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	33.51	33.05	48.20	67.92	58.14	91.75
February	36.60	36.16	51.75	61.41	61.79	101.84
March	31.04	35.76	55.40	66.63	65.87	101.58
April	25.80	37.38	49.72	71.88	65.71	113.46
May	29.56	39.88	51.97	71.29	64.01	127.35
June	30.19	37.05	56.50	73.93	70.68
July	30.54	43.80	60.57	74.40	78.21
August	31.57	42.12	68.94	70.26	74.04
September	29.20	49.64	66.24	62.91	81.66
October	29.11	51.76	59.76	58.73	94.53
November	30.41	49.13	57.32	63.13	88.71
December	32.52	43.45	61.04	61.05	95.98

The following graph sets forth the monthly historical performance of the Crude Oil Contract presented in the preceding table. Past movements of the Crude Oil Contract are not necessarily indicative of the future performance of the Crude Oil Contract. The settlement price of the Crude Oil Contract on the Price Date was $131.93.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, entities classified as partnerships, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the price of the Crude Oil Contract. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Possible Future Tax Law Changes

On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, and whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a cash-settled financial contract linked to the price of the Crude Oil Contract, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch and Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-4
Calculation Agent	PS-6
Capped Value	PS-4
Crude Oil Contract	PS-3
Ending Value	PS-4
Market Disruption Event	PS-13
Notes	PS-1
NYMEX	PS-4
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

5,420,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Bear Notes linked to Crude Oil

due July 1, 2009

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

June 19, 2008